DXI and Strategies North Create
First Nations Cooperative Committee for Woodrush

DXI Director Stan Page to Head FNCC to Liaison with First Nations Communities

VANCOUVER, BRITISH COLUMBIA, May 16, 2018 - DXI Energy Inc. (TSX: DXI) / (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company focused in Colorado's Piceance Basin and the Peace River Arch region of Canada’s Western Sedimentary Basin, is pleased to announce that DXI has retained Strategies North Advisory Inc. of Fort St. John to liaise with the requisite First Nations communities and assemble the committee to originate & promote creative economic programs with sustainable social benefits derived from successful Woodrush project expansion activities.

DXI director Stan Page has been appointed to lead the committee to develop initiatives via a First Nations Cooperative Committee (FNCC). This committee will work towards structuring creative economic development for the benefit of all parties involved with the Company’s Woodrush project and associated First Nations in N.E.B.C.

“By working together we can guide this newly formed FNCC to foster a strong and mutually beneficial relationship with the local First Nations under the leadership of Mr. Page. This will incorporate First Nations informed interaction on the development of significant and sustainable resources within the bounds of DXI’s Woodrush leaseholds, with the aim to provide the local First Nations communities fundable investment opportunities to enhance their long-term prosperity.

Mr. Page, an experienced oilman and respected member of our board, will work closely with Strategies North advisors to build a transparent structure as we move forward at Woodrush and support this respectful collaboration with associated First Nations for mutual economic benefit,” stated Robert L. Hodgkinson, Chairman & CEO.

b-B100E Well

As previously reported, the exploration well was directionally drilled to a total depth of 3600’ and evaluated several geological zones, logging 29.5’ of net hydrocarbon pay. Importantly, this new data will serve to provide a valuable foundation to enhance our current 3D seismic processing and interpretation for application towards future wells and was acquired very cost efficiently as our drill partner covered 62% of the costs of this well to the casing point.

D-91 Oil Well Production Enhancements

Simultaneous with the completion initiatives for b-B100E, DXI will work to increase the field oil production level from one of our current oil wells (D-91) by altering the pool waterflood. The same workover rig completing b-B100E will be utilized to execute this operation, maximizing cost efficiency.

Seismic Data Integration

We expect to fully complete the integration of the new seismic data secured from the b-B100E well with our existing data in the next few weeks. This information will drive the next phase of our 2018 program as we look to identify and best define the optimal future oil and gas targets at Woodrush, with the first fully merged pre-stack depth migrated 3-D images with full defraction imaging analysis created for this project under contract by Martex Geophysical and Absolute Imaging in Calgary.

Woodrush Project: Legacy Operations

On a historical basis, initial oil discoveries were drilled at Woodrush in 2008 and 2010, each commencing production at approximate rates greater than 500 BOPD of light 42’ gravity crude with cumulative production of over 675,000 barrels of oil since discovery and still producing. Subsequent to the oil discoveries, in 2011 and 2012 robust discovered gas volumes have been produced from multiple zones including Notikewin, Gething and Halfway. The current production infrastructure, consisting of tanks, separators, line heaters, compressors, pumps, water injection facilities and pipe-lines has a production capacity of approximately 2,000 barrels of oil and up to 4 MMCF of gas per day. New discoveries in this location will utilize these existing in-place infrastructure and transportation system to market new production in the most cost effective manner.

About DXI Energy Inc.: DXI Energy Inc. is an upstream oil and natural gas exploration and production company with producing projects in Colorado's Piceance Basin (24,407 net acres) and the Peace River Arch region in British Columbia (13,093 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The Company is currently publicly traded on the OTCQB (DXIEF) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Follow DXI Energy's latest developments on: Facebook http://facebook.com/dxienergy and Twitter @dxienergy.

Contact:

DXI Energy Inc.:

Robert L. Hodgkinson	CraigAllison
Chairman & CEO	InvestorRelations-NewYork
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com